Expense Limitation and Reimbursement Agreement

To:

BlueArc Multi-Strategy Fund

17605 Wright Street, Suite 2

Omaha, NE  68130

Dear Board Members:

You have engaged BlueArc Capital Management, LLC and Blue Creek Investment Partners, LLC (to be renamed Keel Point, LLC effective January 2, 2015) to act as the investment co-advisers to the BlueArc Multi-Strategy Fund (the "Trust" or the "Fund"), pursuant to a management agreement.

Effective from the effective date of the Fund's commencement of investment operations for the longer of a period of (i) at least 1 year or (ii) through December 31, 2015 (the "Limitation Period"), we jointly and severally agree to limit the amount of "Specified Expenses" (as described below) borne by the Fund during the Limitation Period to an amount not to exceed 2.50% per annum of the Fund's average net assets (the "Expense Cap"), and pay or reimburse the Fund for any Specified Expenses in excess of the Expense Cap.  The Limitation Period may be extended by us for successive twelve-month periods, provided that such extension is approved by a majority of the Trustees of the Trust. "Specified Expenses" is defined to include all expenses incurred in the business of the Fund (including organizational and offering expenses), provided that the following expenses are excluded from the definition of Specified Expenses: the Fund's proportional share of (i) fees, expenses, allocations, carried interests, etc. of the investment funds in which the Fund invests (including all acquired fund fees and expenses), (ii) transaction costs, including legal costs and brokerage commissions, of the Fund associated with the acquisition and disposition of primary interests, secondary interests, co-investments, ETF investments, and other investments, (iii) interest payments incurred by the Fund, (iv) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (v) taxes of the Fund, and (vi) extraordinary expenses of the Fund, which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses.  "Extraordinary expenses" are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of the Fund's shareholders.

Additionally, this Expense Limitation Agreement may not be terminated by BlueArc Capital Management, LLC or Blue Creek Investment Partners, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to BlueArc Capital Management, LLC and Blue Creek Investment Partners, LLC.  This Agreement will automatically terminate, with respect to the Fund if each management agreement for the Fund is terminated.  Any payment or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, even if the repayment occurs after the termination of the Limitation

Period, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the repayment is being made to a level that exceeds the Expense Cap.  The right to repayment shall survive termination or expiration of this Agreement or either management agreement, unless waived by BlueArc Capital Management, LLC and Blue Creek Investment Partners, LLC.

BlueArc Capital Management, LLC	Blue Creek Investment Partners, LLC
By: /s/ Ronald Zazworsky, Jr._	By: /s/ Alan Bagwell
Name: Ronald Zazworsky, Jr.	Name: Alan Bagwell
Title: Chief Executive Officer	Title: Chief Financial Officer
Date: December 30, 2014	Date: December 30, 2014

ACCEPTANCE: BlueArc Multi-Strategy Fund
By: /s/ Ronald Zazworsky, Jr.___
Name: Ronald Zazworsky, Jr.
Title: Trustee and President
Date: December 30, 2014

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